Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Responds to MEG Directors’ Circular, Supports MEG Strategic Alternatives Process

Calgary, Alberta (June 19, 2025) – Strathcona Resources Ltd. (“Strathcona”) today responded to the June 16, 2025 directors’ circular (“Directors’ Circular”) filed by the Board of Directors (the “Board”) of MEG Energy Corp. (“MEG”) in response to the offer (the “Offer”) by Strathcona to acquire all of the issued and outstanding common shares of MEG (the “MEG Shares”) not already owned by Strathcona as set out in the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Offer and Circular”).

Support For Strategic Alternatives Process

Adam Waterous, Executive Chairman of Strathcona, said “Strathcona is delighted that the MEG board has accepted Strathcona’s recommendation to initiate a strategic alternatives process for the business and fully supports them contacting other potential acquirers to determine if a superior transaction to Strathcona’s offer is available.”

As MEG’s second largest shareholder, Strathcona welcomes the MEG Board’s efforts to market-test the Offer against other acquisition proposals and agrees that the MEG Board has a duty to fully investigate each proposal for the business, including the Offer.

Strathcona Looks Forward to Engaging with the MEG Board

As stated in Strathcona’s May 15, 2025 press release, Strathcona remains ready and willing to participate in the MEG strategic alternatives process and looks forward to engaging constructively and in good faith with the MEG Board.

As a starting point for this engagement, earlier today Strathcona posted a new presentation on its website titled “MEG Directors’ Circular: Fact vs. Fiction” which corrects a variety of errors and misleading statements in the Directors’ Circular which MEG and Strathcona shareholders are encouraged to review.

Adam Waterous added, “Strathcona looks forward to participating in the strategic alternatives process which will also provide an opportunity for MEG’s board to learn more about Strathcona, something which it has declined to do to date. To give the MEG board a head start in understanding our business, we have corrected a variety of inaccuracies contained in their circular.”

Strathcona’s Offer Remains Compelling for both MEG and Strathcona Shareholders

Strathcona firmly believes its Offer provides a true win-win for MEG and Strathcona shareholders, uniting two heavy oil “pure plays” into a new Canadian oil champion, while delivering significant accretion to MEG and Strathcona shareholders on all key metrics. The pro forma business would be uniquely positioned in the capital markets as the only 100% oil company in North America with an investment grade balance sheet, 50-year reserves life index, and no exposure to mines or refineries.

While Strathcona agrees with MEG’s statement in its Directors' Circular that other peer companies could also realize significant synergies from such a transaction, Strathcona believes it is the only peer company which would be able to, upon completion of the transaction, (1) obtain an immediate investment grade credit rating upgrade, (2) immediately join all major Canadian oil and gas stock indexes due its to larger float, and (3) credibly execute on meaningful overhead synergies as evidenced by Strathcona’s existing best-in-class overhead costs.

Offer Information

Strathcona’s Offer provides that each holder whose MEG Shares are taken up in the Offer will be entitled to receive 0.62 of a common share in the capital of Strathcona plus C$4.10 per MEG Share in cash. The Offer will be open for acceptance until 5:00 p.m. Mountain Time on Monday, September 15, 2025.

More information regarding Strathcona and the Offer can be found on Strathcona’s website: https://www.strathconaresources.com/meg-energy-offer/

Shareholders who have questions or require assistance in depositing MEG Shares to the Offer should contact the Information Agent, Laurel Hill Advisory Group, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free).

About Strathcona

Strathcona is one of North America’s fastest growing oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life oil and gas assets. The Strathcona Shares are listed on the Toronto Stock Exchange (TSX: SCR).

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer to Purchase and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders

Additional Information About the Offer and Where to Find It

This news release relates to the Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which includes the Offer and Circular and other documents related to the Offer. This news release is not a substitute for the Registration Statement, the Offer and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, Offer and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Offer and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Forward-Looking Information

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information“) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to: the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG shareholders and the Strathcona shareholders; the anticipated benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company; expectations with respect to the capital markets position of the combined company, increased public float and expected reserves life index; the intention of Strathcona to participate in the MEG strategic alternatives process and engage with MEG's Board; the combined company achieving an investment grade credit rating; expectations relating to the combined company's lack of exposure to mines and refineries; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona’s expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations will remain consistent with Strathcona’s current expectations. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

Oil and Gas Metrics

This news release contains metrics commonly used in the crude oil and natural gas industry, including “reserves life index”. These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this news release. Management of Strathcona uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare Strathcona’s projected performance over time; however, such measures are not reliable indicators of Strathcona’s future performance, which may not compare to Strathcona’s performance in previous periods, and therefore should not be unduly relied upon.